SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2005

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

                                 RADVision Ltd.

6-K Items

     1. Press Release re Windows IT Pro and SQL Server Magazine Names RADVISION's Click to Meet(TM) for Microsoft Office Live Communications Server as a Best of Microsoft Tech-Ed 2005 Europe Winner dated August 1, 2005.

     2.   Press  Release  re  RADVISION's  3G  Video  Telephony  Platform  To Be
          Integrated Into TTPCom's AJAR Mobile Applications Platform dated August 8, 2005.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

Windows IT Pro and SQL Server Magazine Names RADVISION's Click to Meet(TM) for Microsoft Office Live Communications Server as a Best of Microsoft Tech-Ed 2005 Europe Winner

Monday August 1, 7:00 am ET

FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 1, 2005--Penton Media Inc.'s Windows IT Pro and SQL Server Magazine announced the winners of the Best of Microsoft Tech--Ed 2005 Europe awards in Amsterdam, The Netherlands.

RADVISION's Click to Meet(TM) for Microsoft Office Live Communications was chosen as winner of the Productivity and Collaboration category. Click to Meet(TM), combined with Microsoft's Real-Time Collaboration Platform, allows users to initiate a full multiparty audio and video conference with complete conference control directly from within the Communicator client. It also provides each participant the flexibility to join using his/her preferred device
- Communicator, a phone, a video conferencing system or even a mobile 3G videophone.

SQL Server Magazine's Associate Publisher Michelle Crockett and Windows IT Pro Editorial and Strategy Director, Karen Forster, presented the awards to Windows and SQL technology vendors in 10 categories.

European judge Mark Anderson, Chairman of VBug UK, explained the reasons behind selecting Click to Meet(TM) for Microsoft Office Live Communications server as the winner as "the ease of connection to multiple different protocols as well as the ease of actual connection." He went on to comment that, "The judges were particularly impressed with the connection into 3G mobile phones."

"RADVISION is delighted to be chosen as winner in the Productivity and Collaboration category for the Best of Microsoft Tech-Ed 2005 Europe awards" said Killko Caballero, Senior Vice President of Enterprise Strategy. "The employee desktop is becoming a leading choice for multimedia communications and RADVISION is proud to be playing an active role in bringing multimedia, multiparty conferencing and multi-device functionality to Microsoft Office Live Communications server."

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement

About the Windows IT Pro Group

The Windows IT Pro Group, the largest independent Windows IT community in the world, includes content from flagship print publication Windows IT Pro, three monthly paid subscription print newsletters, 12 direct-request email newsletters and a web site resource for more than two million IT professionals each month. First published in 1995, Windows IT Pro is the editorial leader in its field and has a paid subscription base of 105,000. The magazine is published in 13 languages and has an international reach in 160 countries.

The franchise also includes SQL Server Magazine, with 30,000 paid subscribers, more than 210,000 web site visitors monthly and two email newsletters sent to more than 130,000 opt-in subscribers. The American Society of Business Publication Editors (ASBPE) named SQL Server Magazine "Magazine of the Year" in the less-than-80,000 circulation category in 2002. The two publications generate nine million page impressions monthly, host 2.5 million unique visitors to their web sites monthly, and have more than one million readers with opt-in subscriptions to their email newsletters. The Windows IT Pro Group is the world's leading producer of custom Roadshows, paid conferences and paid workshops for Windows and SQL Server IT professionals.

For more information visit www.windowsitpro.com/pressroom/, and www.penton.com.


-------------

Contact:
     Penton Media Europe Ltd
     Irene Clapham, +44 (0)161 929 2800
     Irene@winnetmag.com
     or
     Corporate Contacts:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     RADVISION
     Bob Romano, 512-328-4617
     rromano@radvision.com

                                                                          ITEM 2

Press Release                                             Source: RADVISION LTD.

RADVISION's 3G Video Telephony Platform To Be Integrated Into TTPCom's AJAR Mobile Applications Platform

Monday August 8, 7:00 am ET

TTPCom and RADVISION Enter into an Agreement That Will Allow Handset Developers to Quickly Add Video Telephony Capabilities to 3G Designs FAIR LAWN, N.J.--(BUSINESS WIRE)--Aug. 8, 2005--RADVISION (Nasdaq:RVSN - News) today announced an agreement with TTPCom Ltd., the leading independent developer of wireless intellectual property. TTPCom will integrate video telephony capabilities into its AJAR mobile applications platform for wireless handsets using RADVISION's 3G-324M Toolkit.

"RADVISION is the acknowledged leader in Internet Protocol (IP) and 3G signaling protocol development kits," said Morten Iversen, Director of Partnership Programmes at TTPCom. "When we began looking for a partner to add high-end multimedia and video telephony capabilities to our AJAR handset development platform, RADVISION quickly rose to the top due to its field-proven technology, market leadership, and up-to-date, reliable, industry-standard protocols."

TTPCom's AJAR is a complete framework that provides handset manufacturers with a development environment for the design of low-end to high-end multimedia phones. With a single applications investment in AJAR, handset designers can quickly customize the user interface, hasten time to market, and easily implement third-party applications. A number of key components and applications are already integrated with the AJAR platform, including multimedia messaging, browser functionality, player/recorder/camera support, and intelligent text-entry. TTPCom's agreement with RADVISION will add video telephony capabilities to broaden the functions of this comprehensive development framework.

"We are very happy to team with TTPCom and have our advanced 3G-324M technology integrated into AJAR," said Adi Paz, Sr. Director of Product Management and Marketing for RADVISION's Technology Business Unit. "TTPCom is rapidly gaining traction in the handset development market and its customers can gain a competitive advantage by quickly adding video telephony capabilities to their next-generation wireless handsets with AJAR."

Based on RADVISION's industry-leading H.323 Protocol Toolkit, the 3G-324M Toolkit includes a rich set of features with the necessary capabilities to develop leading multimedia communication solutions for 3G networks and terminals. Fully compatible with 3G-324M enabled devices, RADVISION's 3G-324M Toolkit is optimized for minimal dynamic memory usage, yet offers outstanding performance. Version 3.0 of the 3G-324M Toolkit is currently available worldwide.

The AJAR platform with video telephony capabilities is in development now and is expected to be available in early Q4 2005.

About RADVISION Developer Solutions

RADVISION's complete range of developer solutions, consisting of protocol toolkits and platforms, embedded frameworks, professional services, and automated testing tools, is designed based on a thorough comprehension of the developer's needs. Our goal is to enable shorter time to market of robust, standards-compliant rich media applications. With the largest customer base in the industry and a long-standing record of market leadership, RADVISION provides a unique package of award-winning technology, accumulated experience, and established expertise. RADVISION developer solutions address the full development cycle for rich media products, services, and solutions over the entire range of communication infrastructures (Broadband, 3G, WiFi, and WiMax).

About RADVISION

RADVISION LTD. (Nasdaq: RVSN - News) is the industry's leading provider of high quality, scalable and easy-to-use products and technologies for videoconferencing, video telephony, and the development of converged voice, video and data over IP and 3G networks. For more information please visit our website at www.radvision.com.

About TTPCom

With 10 offices and development centers around the world, TTPCom Ltd. is the principal operating subsidiary of TTP Communications plc (LSE: TTC - News). The company develops intellectual property used in the design and manufacture of wireless communication terminals. TTPCom licenses its technology to leading semiconductor and terminal manufacturers worldwide including Analog Devices, Intel, LG, NEC, Renesas, Sharp, and Siemens.

TTPCom has established a world leading position with its GPRS, EDGE, and 3G protocol software; offers rapid customization of handsets through its AJAR applications framework; and develops both radio and base band cellular engines through its MACRO products. More than 40 million devices using TTPCom technology were shipped during 2004. More information can be found on TTPCom's website at: http://www.ttpcom.com.

About TTPCom AJAR

The AJAR Platform combines a comprehensive applications framework, a toolset for the development and testing of applications and user interfaces and a complete suite of applications for today's leading-edge phones. It enables a single applications investment for low-end to high-end multimedia phones and portability across multiple modems and multiple architectures. The reduction in development costs and productivity benefits result in a reduced time-to-market whilst AJAR's flexibility enables handset manufacturers to quickly and easily develop a greater selection of products with a higher level of differentiation. A number of TTPCom and third party applications are pre-integrated, including Java(TM), MMS, email, WAP2.0, digital camera support, embedded and downloadable games, polyphonic ringbone and music phone technology, voice recognition and multimedia content.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Revenue from sales of RADVISION toolkits may have been recognized in prior quarters. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.


---------------
Contact:
     RADVISION
     Tsipi Kagan, 201-689-6340
     cfo@radvision.com
     or
     Adi Paz, +972-3-767-9636
     adip@radvision.com
     or
     Investor Relations:
     Comm-Partners LLC
     June Filingeri, 203-972-0186
     junefil@optonline.net

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                      (Registrant)



                                 By /s/Arnold Taragin
                                    -----------------
                                    Arnold Taragin
                                    Corporate Vice President and General Counsel



Date:  August 31, 2005